UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13-a16 OR 15-d16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the months of: November 17, 2009 to February 2, 2010
Commission File Number: 1-10888
TOTAL S.A.
(Translation of registrant’s name into English)
2 place Jean Millier
La Défense 6
92400 Courbevoie
France
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑      Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐      No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES
EXHIBIT INDEX
EX-99.1: Oil discovery on offshore Block 15-1/05, Vietnam
EX-99.2: Transfer of a 10% interest in Russia's Kharyaga field to Zarubezhneft
EX-99.3: Olivier Cleret de Langavant appointed Senior Vice President, Finance Economics Information Systems
EX-99.4: Acquisition of a 25% interest in the Guyane Maritime Permit, French Guiana
EX-99.5: Promotion of French SME Development in China
EX-99.6: Hydrocarbon discovery on the OPL 223 license, Nigeria
EX-99.7: Total-Led Consortium Acquires 49% Interest in Algeria's Ahnet License
EX-99.8: Agreement to enter into a joint venture with Chesapeake and to acquire 25% of Chesapeake Barnett Shale gas portfolio
EX-99.9: Total Chemicals' Appointments
EX-99.10: Inauguration of a Carbon Capture and Storage Demonstration Facility
EX-99.11: Sanction of phase 2 of the Surmont Project, Canada
EX-99.12: Restructuration of Petroleum Product Logistics Operations, France
2X-99.13: Total College de France Appoints Nicholas Stern
EX-99.14: TOTAL and ERG create TotalErg joint venture
EX-99.15: Total and partners Petrochina and Petronas to develop the Halfaya oil field, Iraq
EX-99.16: Creation of a Technical Support Center and a Refining Training Center at the Flandres Refinery in Dunkirk, France

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOTAL S.A.
Date: February 4, 2010	By:	/s/ Jérôme Schmittt
		Name:	Jérôme SCHMITT
		Title:	Treasurer

EXHIBIT INDEX

➢	EXHIBIT 99.1	Vietnam: Oil discovery on offshore Block 15-1/05 (November 23, 2009)

➢	EXHIBIT 99.2	Total transfers a 10% interest in Russia’s Kharyaga field to Zarubezhneft (November 27, 2009)

➢	EXHIBIT 99.3:	Olivier Cleret de Langavant appointed Senior Vice President, Finance Economics Information Systems (December 2, 2009)

➢	EXHIBIT 99.4:	French Guiana: Total acquires a 25% interest in the Guyane Maritime Permit (December 8, 2009)

➢	EXHIBIT 99.5:	Total Promotes French SME Development in China Through its Local Business Support Program (December 8, 2009)

➢	EXHIBIT 99.6:	Nigeria: Hydrocarbon discovery on the OPL 223 license (December 16, 2009)

➢	EXHIBIT 99.7:	Total-Led Consortium Acquires 49% Interest in Algeria’s Ahnet License (December 22, 2009)

➢	EXHIBIT 99.8:	Total signs an agreement to enter into a joint venture with Chesapeake and to acquire 25% of Chesapeake Barnett Shale gas portfolio (January 4, 2010)

➢	EXHIBIT 99.9:	Total Chemicals’ Appointments Effective January 1, 2010 (January 5, 2010)

➢	EXHIBIT 99.10:	Total Tackles Climate Change with the Inauguration of a Carbon Capture and Storage Demonstration Facility (January 11, 2010)

➢	EXHIBIT 99.11:	Canada: Total and ConocoPhillips sanction phase 2 of the Surmont Project (January 19, 2010)

➢	EXHIBIT 99.12:	Total Restructures Petroleum Product Logistics Operations in France (January 20, 2010)

➢	EXHIBIT 99.13:	Total Collège de France Appoints Nicholas Stern to the Sustainable Development, Environment, Energy and Society Chair for the 2009-2010 Academic Year (January 26, 2010)

➢	EXHIBIT 99.14:	TOTAL and ERG create TotalErg, a joint venture in the Italian marketing and refining business (January 28, 2010)

➢	EXHIBIT 99.15:	Iraq: Total and partners Petrochina and Petronas to develop the Halfaya oil field (January 28, 2010)

➢	EXHIBIT 99.16:	Total to Create a Technical Support Center and a Refining Training Center at the Flandres Refinery in Dunkirk, France (February 1, 2010)